Exhibit 20.1

222 LAKEVIEW AVENUE, SUITE 1500, WEST PALM BEACH, FL 33401

NEWS RELEASE

TODHUNTER INTERNATIONAL, INC., ANNOUNCES FINANCIAL RESULTS
FOR FOURTH QUARTER AND FISCAL YEAR ENDED SEPTEMBER 30, 2003

WEST PALM BEACH, FLORIDA—December 18, 2003—Todhunter International, Inc. (AMEX: THT), a leading distiller of rum and brandy, and importer and marketer of premium branded spirits, today reported financial results for its fourth quarter and fiscal year ended September 30, 2003.

Net sales for fiscal 2003’s fourth quarter were $24,567,338 compared with $24,094,525 reported for fiscal 2002’s fourth quarter. Gross profit was $7,816,567 compared to $7,796,601 in the same period last year, and fourth-quarter net income was $1,574,988, or $0.28 per diluted share, compared with net income of $476,196, or $0.08 per diluted share, one year ago.

For fiscal 2003, net sales were $90,444,293 versus $96,839,413 in fiscal 2002. Gross profit was $29,269,680 compared to $31,138,758 and net income in 2003 was $3,403,030 compared to net income of $5,446,731 reported in 2002. Net income per diluted share was $0.60 versus earnings per diluted share of $0.97 a year ago.

Commenting on the results, Jay S. Maltby, Chairman and Chief Executive Officer said, “We were pleased by the fourth quarter improvement versus last year in net sales, gross profit and net income. However, as expected, net sales, gross profit and operating income for the year were primarily affected by decreased volume in our contract bottling operations. We are currently consolidating our bottling operations to increase efficiencies and reduce overhead in the future.  We have already begun to realize cost savings in the first quarter of fiscal 2004, and expect these cost savings to increase in the second, third and fourth quarters of fiscal 2004.  Also affecting our operating income result was an increase in selling and marketing expenses related to our Cruzan Rum brand as we continue to invest aggressively in our brand-promoting activities.  Despite increased competition in 2003 in the flavored rum category, our focus on Cruzan, coupled with the continued investment in our marketing activities, resulted in an increase in our case sales of Cruzan Rum of 16% in fiscal 2003 on top of a 35% increase in fiscal 2002.”

For purposes of providing relevant information to investors, management considers the following factors to be important in comparing the results of operations with the prior year: in 2002, net sales included $1.9 million of bulk tequila sales.  These sales are considered by management to be non-recurring.  Also, the Company recorded approximately $1.7 million in one-time charges related to the retirement of certain executive officers.

Todhunter International, Inc., is a major supplier of rum, brandy and wine to the beverage alcohol industry. The Company also produces vinegar, other alcohol-related products and handcrafted ultra-premium single-barrel aged rums and tropical rums. Todhunter produces and distributes the Cruzan line of rums from the Virgin Islands.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Todhunter intends that such forward-looking statements shall be subject to the safe harbors created thereby. These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Forward-Looking Statements” in Todhunter’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003. As a result, future results may differ materially from the expected results represented by the forward-looking statements contained in this press release.

Contact:	Ezra Shashoua, Executive Vice President and Chief Financial Officer
William J. Viggiano, Controller
(561) 655-8977

—Financial Results Follow—

TODHUNTER INTERNATIONAL, INC.
Statements of Income

Periods ended	Three Months		Statement of Income as a % of Net Sales
September 30,	2003	2002	2003	2002

Net sales	$24,567,338	$24,094,525	100.00%	100.00%
Cost of sales	16,750,771	16,297,924	68.20%	67.60%

Gross profit	7,816,567	7,796,601	31.80%	32.40%
Selling, general and administrative	5,812,499	6,945,828	23.70%	28.80%

Operating income	2,004,068	850,773	8.20%	3.50%
Interest expense	(792,956)	(1,002,544)	-3.20%	-4.20%
Other income, net	226,215	97,648	0.90%	0.40%

Income (loss) before income taxes	1,437,327	(54,123)	5.90%	-0.20%
Income tax expense	137,661	530,319	0.60%	2.20%

Net income	$1,574,988	$476,196	6.40%	2.00%

Earnings per common share:
Basic	$0.28	$0.09
Diluted	$0.28	$0.08

Common shares and equivalents outstanding
Basic	5,585,941	5,550,832
Diluted	5,668,617	5,662,409

Shares outstanding at end of period	5,587,234	5,570,234

Periods ended	Year		Statement of Income as a % of Net Sales
September 30,	2003	2002	2003	2002

Net sales	$90,444,293	$96,839,413	100.00%	100.00%
Cost of sales	61,174,613	65,700,655	67.60%	67.80%

Gross profit	29,269,680	31,138,758	32.40%	32.20%
Selling, general and administrative	23,204,978	22,538,523	25.70%	23.30%

Operating income	6,064,702	8,600,235	6.70%	8.90%
Interest expense	(3,376,539)	(3,072,820)	-3.70%	-3.20%
Other income (expense), net	(241,335)	1,041,514	-0.30%	1.10%

Income before income taxes	2,446,828	6,568,929	2.70%	6.80%
Income tax (expense) benefit	956,202	(1,122,198)	1.10%	-1.20%

Net income	$3,403,030	$5,446,731	3.80%	5.60%

Earnings per common share:
Basic	$0.61	$0.99
Diluted	$0.60	$0.97

Common shares and equivalents outstanding
Basic	5,574,456	5,526,781
Diluted	5,644,432	5,624,164

Shares outstanding at end of period	5,587,234	5,570,234

TODHUNTER INTERNATIONAL, INC.
Condensed Consolidated Balance Sheets

	September 30,		Balance Sheet as a % of Total Assets September 30,
	2003	2002	2003	2002

ASSETS
CURRENT ASSETS
Cash and short-term investments	$16,737,621	$17,343,769	12.02%	12.58%
Receivables	18,746,413	16,202,480	13.46%	11.75%
Inventories	28,664,895	27,854,925	20.58%	20.20%
Other current assets	6,767,759	5,188,602	4.86%	3.76%
Total current assets	70,916,688	66,589,776	50.91%	48.29%

PROPERTY AND EQUIPMENT, net	40,056,612	42,185,217	28.76%	30.60%
OTHER ASSETS	28,325,773	29,107,511	20.33%	21.11%
Total assets	$139,299,073	$137,882,504	100.00%	100.00%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$4,000,000	$4,000,000	2.87%	2.90%
Accounts payable	6,288,431	4,051,379	4.51%	2.94%
Other accrued expenses	3,837,745	3,223,293	2.76%	2.34%
Total current liabilities	14,126,176	11,274,672	10.14%	8.18%

LONG-TERM DEBT, less current maturities	47,315,617	53,017,009	33.97%	38.45%

DEFERRED INCOME TAXES	5,243,000	4,710,000	3.76%	3.42%

OTHER LIABILITIES	2,002,761	1,811,459	1.44%	1.31%

STOCKHOLDERS’ EQUITY	70,611,519	67,069,364	50.69%	48.64%
Total liabilities and stockholders’ equity	$139,299,073	$137,882,504	100.00%	100.00%